

May 3, 2012

<u>Via E-mail</u>
Mr. Jeffrey H. Smulyan
Chairman of the Board, President and
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

      Re: Emmis Communications Corporation
               Form 10-K for the fiscal year ended February 28, 2011
               Filed May 10, 2011
               Form 10-Q for the nine months ended November 30, 2011
               Filed January 12, 2012
               File No. 000-23264

Dear Mr. Smulyan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Robert S. Littlepage for

                              Larry Spirgel
                              Assistant Director